May 4, 2011

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Research In Motion Limited
Response to comment letter dated April 20, 2011
Form 40-F for the fiscal year ended February 26, 2011

Dear Mr. Spirgel:

This letter is in response to the comment letter dated April 20, 2011 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Mr. Brian Bidulka, Chief Financial Officer of Research In Motion Limited (the “Company”).  The Company’s responses to the Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter.

COMMENT:

Exhibit 1.2
Note 10(c) Litigation, page 34

1.	Please tell us why additional disclosures of the amount accrued and/or estimate of the reasonable possible loss in excess of the amount accrued are not required under ASC 450-20-50.

Response:

In arriving at the litigation disclosure contained in Note 10(c) of the annual consolidated financial statements on page 34 of Exhibit 1.2 (the “Litigation Note”), the Company considered the provision of Accounting Standard Codification (“ASC”) 450-20-50, and specifically, the disclosure requirements related to unrecognized contingencies.  The Company follows a standard quarterly process for updating the status of individual litigation matters and determining what the appropriate accounting and disclosure requirements are.  The quarterly process is outlined below.

Following the conclusion of every reporting period and in preparation for its quarterly and annual filings, the Company prepares a detailed summary of the status of all outstanding litigation matters and any assertion letters received from third parties.  The document is jointly prepared by the Company’s financial reporting and internal legal teams, taking into consideration the advice received from external legal counsel representing or advising the Company in respect of such litigation matters and assertions.  In its final form, the summary represents the quarterly litigation memorandum (the “Litigation Memo”) that is used by the Company as the primary basis to determine (1) whether any accruals are necessary under the provisions of ASC 450-20-25-2 and (2) to determine the appropriate disclosures in the notes to the consolidated financial statements.  The Litigation Memo is prepared based on information provided by relevant subject matter experts and is reviewed by relevant legal and financial experts in relation to their areas of knowledge and responsibility, and is also provided to the Company’s external auditors.  The Litigation Memo is also provided to the members of the Company’s Audit & Risk Management Committee of the Board of Directors (the “A&RM Committee”) for review as part of the committee’s quarterly meeting materials.  An update from the Company’s Chief Legal Officer on on-going litigation matters is also a standing item on the agenda for the quarterly A&RM Committee meetings.

In arriving at the conclusions around disclosure as at February 26, 2011, the Company considered paragraphs 50-3 and 50-4 of ASC 450-20-50, which state:

Unrecognized Contingencies

50-3 Disclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exists:

a.	An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met.
b.	An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.

50-4 The disclosure in the preceding paragraph shall include both of the following:

a.	The nature of the contingency.
b.	An estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

As previously mentioned, the Litigation Memo forms the basis of the Company’s conclusions on accounting and disclosure for litigation matters.  On a quarterly basis, the financial reporting team of the Company’s finance department assesses whether any of the litigation matters or assertions meet the threshold of a “reasonable possibility” that the Company would incur a loss.

For the disclosure contained in the Litigation Note as of February 26, 2011, the Company performed an analysis of each individual matter and assertion outlined in the Litigation Memo performed as of the year end date and concluded that, based on the information in the updated Litigation Memo, no individual matter met the threshold of “reasonable possibility” of incurring a loss.  As such no disclosure of individual matters was included in the Litigation Note (with the exception of the Visto matter, a prior year item that had been settled and disclosed previously).  If a matter met the threshold of “reasonable possibility” of incurring a loss the Company would disclose the matter and the additional information as set out in ASC 450-20-50 and ASC 275-10-50-8 and ASC 275-10-50-9.

Further, the Company’s Litigation Note does include a comprehensive description of the nature of the litigation/contingencies that the Company is frequently subjected to, and outlines the judgment that is applied at arriving at conclusions relating to accounting and disclosure of these matters.  Finally, the Litigation Note refers readers to the content in the Company’s Annual Information Form and Management Discussion & Analysis where the current status and updates to the individual litigation matters are presented and discussed.

COMMENT:

Exhibit 1.3
Results of Operations – Fiscal 2011 Compared to Fiscal 2010 and Fiscal 2009
Revenue, page 17

2.
Based on your segment disclosures on page 44 of Exhibit 1.2, we note that your current U.S. revenues have decreased 9.2% from 2010 and your current U.S. revenues represent 39.3% of your total revenues as compared to 57.7% of 2010 total revenues.  Please tell us if the smartphones of your competitors (e.g., iPhone and Android) materially impacted your current U.S. revenues.  If so, tell us why your discussion did not discuss this factor and whether you expect this trend to continue or change.  In addition, tell us if you expect the smartphones of your competitors to materially impact your future business in other countries.

Response:

The Company notes that the decrease in U.S. revenues as a percentage of the Company’s total revenues in fiscal 2011 was primarily attributable to the growth of the Company’s revenues outside the United States.  However, as disclosed in the “Cautionary Note Regarding Forward-Looking Statements” section in the forepart of the MD&A, which cross-references the detailed discussion of competition in the “Risk Factors” section of the Company’s Annual Information Form (which, together with the MD&A and consolidated financial statements, forms the basis of the Company’s Annual Report on

Form 40-F), the wireless communications industry is subject to intense competition.  In particular, the market for smartphones in North America remains very competitive and, as disclosed in the discussion of gross margin in the MD&A for fiscal 2011, the Company is in the later stages of the product life cycle for its current portfolio of smartphones as the Company anticipates the planned launch of next generation versions of its smartphones in the second quarter of fiscal 2012 and beyond.

The Company proposes to address the Staff’s comment prospectively, beginning with the MD&A for the first quarter of fiscal 2012, ending May 28, 2011 (“Q1”), by expanding the discussion regarding the Company’s revenue and gross margin to more specifically address the impact of competition globally.  In particular, the Company intends to add disclosure to the MD&A for Q1 to focus attention on the highly competitive nature of the North American market, and the fact that the Company is not currently expecting improvements in North American growth in Q1 as a result of the maturity of the current BlackBerry product portfolio in that market and the anticipated launch of new products in subsequent quarters.  The Company will also expand its discussion of revenue and gross margin in the MD&A for Q1 to include the impact on its financial results of its recent entry into the tablet market, the BlackBerry PlayBook (“PlayBook”).  PlayBook was launched in the latter half of the quarter in a limited number of markets (please note that the Company also included a specific risk factor in its Annual Report on Form 40-F relating to its anticipated entry into the competitive tablet market).  To the extent that the Company witnesses a material impact  of competition in markets outside North America during a fiscal quarter, the Company intends to add additional disclosure to that effect.  In its proposed disclosure, the Company intends to emphasize the impact that its competitors could have on its business and results of operations by adding some of the language from its “competition” risk factor to the MD&A.

*          *          *

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (519) 888-7465 with any questions concerning this letter.

Yours truly,

RESEARCH IN MOTION LIMITED

/s/ Brian Bidulka

Brian Bidulka, CA
Chief Financial Officer

cc:	Dean Suehiro, U.S. Securities and Exchange Commission
Carlos Pacho, U.S. Securities and Exchange Commission
Karima Bawa, Esq., Chief Legal Officer
S. Grant Gardiner, Esq., Corporate Secretary and Assistant General Counsel
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, John Richardson, David Kerr and Antonio Viana-Baptista
Bill Demers, Ernst & Young LLP
Boris Pavlin, Ernst & Young LLP
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey Kerbel, Esq., Bennett Jones LLP